Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 2, 2025

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Im-Tang:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on August 7, 2025, and to a supplemental comment received from the Staff on August 21, 2025, regarding post-effective amendment No. 295 (“PEA 295”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 296 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 24, 2025, with respect to the ALPS/Kotak India ESG Fund (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 295.

In connection with this response letter, and on or around September 2, 2025, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 295 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

STAFF COMMENTS (AUGUST 7, 2025):

1.	Staff Comment: Please confirm that, consistent with the requirements of the exemptive relief granted to the Registrant that permits the Registrant to hire and terminate sub-advisers without seeking shareholder approval (the “Manager-of-Managers Relief”), the Fund’s name will include “ALPS” prior to the Sub-Adviser’s name.

Registrant’s Response: Registrant confirms that the Manager-of-Managers Relief contains the requirement that if the name of any sub-advised series contains the name of a sub-adviser, the name of the Adviser or a trademark or trade name of the Adviser, will precede the name of the sub-adviser in the Fund’s name. The Adviser has determined that it will not seek to rely on the Manager-of-Managers Relief with respect to this Fund, and accordingly, has removed disclosure regarding the Manager-of-Managers Relief from the Fund’s prospectus. Accordingly, Registrant respectfully declines to revise the Fund’s name to include the Adviser’s name.

2.	Staff Comment: Please confirm that the expense limitation agreement described in footnote 3 to the Fund’s fees and expenses table will be in effect for at least one year from the effective date of the registration statement.

Registrant’s Response: Registrant confirms that the expense limitation agreement described in footnote 3 to the Fund’s fees and expenses table will be in effect for at least one year from the effective date of the registration statement.

3.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that the Fund will invest in equity and equity-linked securities of Indian companies that, in the opinion of the Sub-Adviser certain characteristics for growth, including, among other items, “that are expected to witness operational and financial improvement.” Please revise the discussion of the Fund’s principal investment strategies to clarify the meaning of “witness operational and financial improvement.”

Registrant’s Response: Registrant has revised the above referenced disclosure “that are expected to experience operational and financial improvement relative to existing practices and performance.”

4.	Staff Comment: Please define “IPR” in the penultimate bullet point in the second bullet point list in the discussion of the Fund’s principal investment strategies.

Registrant’s Response: Registrant has revised the above referenced disclosure to clarify that “IPR” means “intellectual property rights.”

5.	Staff Comment: The “Micro-, Small- and Mid-Cap Risk” in the discussion of the Fund’s principal risks includes that the Fund may invest significantly in micro-capitalization stocks. Please add associated disclosure to the discussion of the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

Registrant’s Response: Registrant notes that the paragraph below the first bullet point list in the discussion of the Fund’s principal investment strategies states that the Fund, “intends to invest in companies of all capitalization sizes.” Accordingly, Registrant respectfully declines to add additional disclosure regarding the Fund’s investments in micro-capitalization stocks in the discussion of the Fund’s principal investment strategies.

6.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that because the financials sector (including the banking and insurance industries) represents a significant portion of the total capitalization of the Indian market, under normal circumstances, the Fund may hold a substantial portion of its investments in the financials sector.

In the discussion of the Fund’s principal risks, please revise the “Indian Financial Sector Risk” to also include disclosure regarding the risks associated with investing in the banking and insurance sectors.

Registrant’s Response: The “Indian Financial Sector Risk” in the “Principal Risks of the Fund” has been revised as follows:

“Indian Financials Sector Risk. The Indian financials sector~~industry~~ is subject to extensive governmental control, protection and regulation, which may adversely affect the scope of financials sector~~industry~~ firm activities, the prices they can charge and the amount of capital they must maintain. Policies and regulations implemented by the Reserve Bank of India, which serves as the country’s central bank, may also have an adverse impact on Indian financial institutions, including those in the banking and other financial industries. The Indian financials sector~~industry~~ is exposed to risks that may impact the value of investments in the financials sector~~industry~~ more severely than investments outside this sector, including operating with substantial financial leverage. The Indian financials sector~~industry~~ may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations and adverse conditions in other related markets. India poses additional unique risks with respect to the financials sector~~industry~~, such as the fact that only a small portion of the population holds insurance.

The banking industry and other financial industries are subject to extensive government regulation and can be significantly affected by changes in interest rates, general economic conditions, price and market competition, the imposition of premium rate caps or other changes in government regulation or tax law. Certain segments of the insurance industry can be significantly affected by mortality and morbidity rates, environmental clean-up costs and catastrophic events such as earthquakes, hurricanes and terrorist acts.”

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

Related changes have been made to the corresponding risk in the “Discussion of Principal Risks” section of the Fund’s prospectus.

7.	Staff Comment: The “Loss of FPI Registration” in the discussions of the Fund’s principal risks includes, “[a]dditionally, SEBI has issued guidelines on eligibility norms and KYC guidelines with respect to FPIs vide SEBI (Foreign Portfolio Investors) Regulations 2019 and ‘Operational Guidelines for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors’.” Please revise the above referenced sentence to clarify the meaning of “FPIs vide SEBI.”

Registrant’s Response: The above referenced language has been revised as follows:

“Additionally, SEBI has issued the SEBI (Foreign Portfolio Investors) Regulations 2019, as may be amended from time to time, and the Master Circular for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors both of which include guidelines on eligibility norms and know your customer (“KYC”) guidelines with respect to FPIs~~vide SEBI (Foreign Portfolio Investors) Regulations 2019 and ‘Operational Guidelines for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors’~~.”

8.	Staff Comment: The first paragraph in the “Investment Policies and Risks Applicable to the Fund” section of the SAI states, “Equity securities in which the Fund can invest may include common stocks, preferred stocks, convertible securities, depositary receipts, rights and warrants to buy common stocks and privately placed securities.” The Staff notes that depositary receipts and privately placed securities are not included in the corresponding discussion of the Fund’s principal investment strategies in the Fund’s prospectus. Please reconcile the disclosures.

Registrant’s Response: Registrant confirms that although the Fund may invest in depositary receipts and privately placed securities, investments in depositary receipts and privately placed securities are not part of the Fund’s principal investment strategies. Accordingly, Registrant confirms that the prospectus disclosure regarding the types of equity securities in which the Fund can invest is accurate. For clarity, Registrant has removed the duplicative discussion of the Fund’s principal investment strategies from the Fund’s SAI, but has retained disclosure regarding the Fund’s ability to invest in these types of securities through disclosure in the SAI regarding the Fund’s non-principal risks and the securities in which the Fund may invest.

9.	Staff Comment: The “Additional Investment Activities and Risks Applicable to the Fund” section of the Fund’s SAI includes an “ESG Risk.” The Staff notes that no ESG-related disclosure is included in the Fund’s prospectus. Please confirm the disclosure in the Fund’s SAI is accurate.

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

Registrant’s Response: Based on information from the Sub-Adviser, the ESG risk disclosure is accurate. ESG Risk is a non-principal risk of the Fund, and accordingly, Registrant has only included associated risk disclosure in the Fund’s SAI.

10.	Staff Comment: The “Investment Policies and Risks Applicable to the Fund” section of the SAI includes, “[b]ecause the financials sector (including the banking and insurance industries) represents a significant portion of the total capitalization of the Indian market, the Fund’s investments may be concentrated in the financials sector.”

The Fund’s Fundamental Investment Restriction with respect to concentration contained in the SAI states that the Fund may not purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries. Please reconcile these disclosures.

Registrant’s Response: As noted in Registrant’s response to Staff Comment 8, Registrant has removed the duplicative discussion of the Fund’s principal investment strategies from the Fund’s SAI.

Additionally, Registrant notes that the Fund’s fundamental investment restriction with respect to concentration focuses on the Fund’s investments in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries, while the disclosure previously included in the “Investment Policies and Risks Applicable to the Fund” section of the SAI was focused on the Fund’s investments at the sector level. Accordingly, Registrant does not believe there was a conflict between the two sections of the SAI referenced above.

11.	Staff Comment: Please confirm that the Fund will consider the holdings of the Fund’s underlying investments when considering compliance with the Fund’s Fundamental Investment Restriction with respect to concentration.

Registrant’s Response: Confirmed. Registrant notes that footnote ** to the Fund’s Fundamental Investment Restriction with respect to concentration includes, “[w]ith respect to the concentration policies, the Fund will consider the holdings of an underlying fund when determining compliance with such concentration policy.”

Supplemental Staff Comment (August 21, 2025):

1.	Staff Comment: With respect to the Registrant’s response to Staff Comment 1 above, the Staff believes that if the Fund’s name were to include the name of the Sub-Adviser, the name of the Adviser should precede the Sub-Adviser’s name, even if the Registrant were to cease relying on the manager-of-managers exemptive order.

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

Registrant’s Response: The Registrant respectfully believes that if the Fund were to cease relying on the manager-of-managers exemptive order, the Registrant is not required to include the name of the Adviser before the name of the Sub-Adviser in the name of the Fund.

The Registrant acknowledges that such requirement would apply if it were to seek to rely on the Manager-of-Managers Relief.

The Registrant also notes that on October 29, 2003, the SEC proposed a new Rule 15a-5 (“Proposed Rule 15a-5”) that if adopted “would, under certain conditions, permit an adviser to serve as a subadviser to an investment company (‘fund’) without approval by the shareholders of the fund.”1 Proposed Rule 15a-5 was, as noted in the proposing release, “designed to reduce burdens on investment companies by eliminating the need to obtain from the Commission exemptive orders that facilitate so-called ‘manager of managers’ arrangements, under which one or more subadvisers manage a fund's assets subject to the supervision of an investment adviser whose advisory contract has been approved by fund shareholders.”2

Subparagraph (a)(6) of Proposed Rule 15a-5 stated that “[i]f the fund identifies the subadviser as a part of the fund's name or title, it also clearly identifies in its name or title the principal adviser with which the subadviser has contracted, before the name of the subadviser.”

However, similar to the manager-of-managers exemptive orders, this proposed requirement in Proposed Rule 15a-5 was not intended to be of general applicability to all registered investment companies but rather was clearly intended to be limited to those funds seeking to rely on the shareholder approval relief that would have been made available under Proposed Rule 15a-5.

Proposed Rule 15a-5 has never been adopted by the SEC.

Similarly, despite the SEC’s careful consideration of the types of concerns that could arise in connection with fund names as part of the effort that led to the amendments adopted in 2023 to the Fund Names Rule (Rule 35d-1), no consideration was given to applying this adviser / subadviser naming requirement in either the proposing release,3 the adopting release,4 or any of the Staff Fund Names Rule FAQs5 that have been made publicly available to date.

Based on the above, the Registrant respectfully will use “Kotak India Equity Fund” as the name of the Fund.

* * * * *

[1]	Exemption From Shareholder Approval for Certain Subadvisory Contracts, Release Nos. 33-8312, 34-48683 and IC-26230 (Oct. 23, 2003).
[2]	Id.
[3]	Investment Company Names, Release Nos. 33-11067, 34-94981, and IC-34593 (June 17, 2022).
[4]	Investment Company Names, Release Nos. 33-11238; 34-98438; and IC-35000 (Oct. 11, 2023).
[5]	See 2025 Names Rule FAQs (January 8, 2025) at https://www.sec.gov/rules-regulations/staff-guidance/division-investment-management-frequently-asked-questions/2025-names-rule-faqs.

U.S. Securities and Exchange Commission

Division of Investment Management

September 2, 2025

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/Brendan Hamill
Brendan Hamill
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP